UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                 Burning Rock Biotech Limited

(Name of Issuer)

                        Class A Ordinary Shares, par value US$0.0002 per share

(Titles of Class of Securities)

                               G17173 108**

(CUSIP Number)

                           December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Burning Rock Biotech Limited (the “Issuer”). CUSIP number 12233L 107 applies to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing one Class A Ordinary Share.

CUSIP No. G17173 108	13G	Page 2 of 10

1	NAME OF REPORTING PERSON Legend Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,048,511
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,048,511
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,048,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON CO

*	Calculated based on the number in Row 9 above divided by 87,223,641, being the total number of Class A Ordinary Shares outstanding as of December 31, 2020, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 23, 2021.

CUSIP No. G17173 108	13G	Page 3 of 10

1	NAME OF REPORTING PERSON Right Lane Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,048,511
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,048,511
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,048,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON CO

*	Calculated based on the number in Row 9 above divided by 87,223,641, being the total number of Class A Ordinary Shares outstanding as of December 31, 2020, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 23, 2021.

CUSIP No. G17173 108	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS Cheer Elite Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,048,511
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,048,511
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,048,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON CO

*	Calculated based on the number in Row 9 above divided by 87,223,641, being the total number of Class A Ordinary Shares outstanding as of December 31, 2020, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 23, 2021.

CUSIP No. G17173 108	13G	Page 5 of 10

1	NAME OF REPORTING PERSONS Crest Top Developments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,048,511
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,048,511
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,048,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON CO

*	Calculated based on the number in Row 9 above divided by 87,223,641, being the total number of Class A Ordinary Shares outstanding as of December 31, 2020, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 23, 2021.

Item 1(a).	Name of Issuer:

Burning Rock Biotech Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

601, 6/F, Building 3, Standard Industrial Unit 2

No. 7, Luoxuan 4th Road

International Bio Island, Guangzhou, 510005

People’s Republic of China

Item 2(a).	Name of Person Filing:

Legend Holdings Corporation

Right Lane Limited

Cheer Elite Holdings Limited

Crest Top Developments Limited

(each, a “Reporting Person” and, collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Legend Holdings Corporation is as follows:

B-17, Raycom Info Tech Park

No. 2, Ke Xue Yuan Nanlu

Haidian District

Beijing 100190, People’s Republic of China

The principal business address of each of Right Lane Limited, Cheer Elite Holdings Limited and Crest Top Developments Limited is as follows:

Suite 06, 70/F Two International Finance Centre

No. 8 Finance Street

Central, Hong Kong

Item 2(c).	Citizenship:

People’s Republic of China:

Legend Holdings Corporation

Hong Kong:

Right Lane Limited

British Virgin Islands:

Cheer Elite Holdings Limited

Crest Top Developments Limited

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value US$0.0002 per share

Item 2(e).	CUSIP Number:

G17173 108*

*	This CUSIP number applies to the Class A Ordinary Shares of the Issuer. CUSIP number 12233L 107 applies to the ADSs of the Issuer, each ADS representing one Class A Ordinary Share.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Issuer’s Class A Ordinary Shares by each of the Reporting Persons is presented as of December 31, 2021:

			(c) Number of shares as to which the person has:
Reporting Person	(a) Amount beneficially owned(1):	(b) Percent of class(2):	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote(1)	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or direct the disposition of(1)
Legend Holdings Corporation	5,048,511	5.8%	0	5,048,511	0	5,048,511
Right Lane Limited	5,048,511	5.8%	0	5,048,511	0	5,048,511
Cheer Elite Holdings Limited	5,048,511	5.8%	0	5,048,511	0	5,048,511
Crest Top Developments Limited	5,048,511	5.8%	0	5,048,511	0	5,048,511

(1)	Crest Top Developments Limited, a limited liability company incorporated under the laws of the British Virgin Islands, directly holds 5,048,511 Class A Ordinary Shares.

Crest Top Developments Limited is wholly owned by Cheer Elite Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands, which is wholly owned by Right Lane Limited, a Hong Kong private company limited by shares, which is wholly owned by Legend Holdings Corporation, a company incorporated under the laws of the People’s Republic of China and listed on the Stock Exchange of Hong Kong.

(2)	Calculated based on the number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons as of December 31, 2021, divided by 87,223,641, being the total number of Class A Ordinary Shares outstanding as of December 31, 2020, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 23, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Legend Holdings Corporation

By:	/s/ Min Ning
Name:	Min Ning
Title:	Director

Right Lane Limited

By:	/s/ Min Ning
Name:	Min Ning
Title:	Director

Cheer Elite Holdings Limited

By:	/s/ Min Ning
Name:	Min Ning
Title:	Director

Crest Top Developments Limited

By:	/s/ Min Ning
Name:	Min Ning
Title:	Director